Filed Via EDGAR

December 12, 2011

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Michelle Roberts, Esq.

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933
Separate Account I of Integrity Life Insurance Company
Form N-4 File Nos. 333-166995 and 811-04844

Ladies and Gentleman:

On behalf of Integrity Life Insurance Company and its separate account, Separate Account I of Integrity (the “Registrant”), we request, pursuant to Rule 477 under the Securities Act of 1933, the withdrawal of Post-Effective Amendment No. 2 to the above referenced Registration Statement, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2011 (via EDGAR Accession No. 0001104659-11-056079) (the “Amendment”).

The Amendment is being withdrawn because on December 12, 2011, and at the request of the SEC, the Registrant filed a new registration statement on Form N-4 that replaces in full the Amendment.  No securities were sold in connection with the Amendment.

Should you have any questions or comments, please do not hesitate to call our counsel, Rhonda S. Malone, at 513-629-1854.

Sincerely,

Separate Account I of Integrity Life Insurance Company
(Registrant)

By:	Integrity Life Insurance Company
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder President and Chief Executive Officer